Anthony M. Collura, P.C.
629 Fifth Avenue
Suite 300
Pelham. NY 10803

December 16, 2010

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Moggle, Inc.
Registration Statement on Form S-1 Post Effective Amendment No. 1 ( the “Registration Statement”)

File No.: 333-161457

Ladies and Gentlemen:

Moggle Inc., a Delaware corporation (the “Company”), has  asked us to convey the following as the Company’s  response to comments received from the Staff of the Commission in a letter from Ryan Houseal dated December 7, 2010 (the “Comment Letter”):

1.
It is unclear from your filing when the 100,000 shares of the Registered Securities were sold pursuant to the Registration Statement. In this regard, we note your statement that you ceased the offer of any Registered Securities under the Registration Statement in June 2010. We further note that as of April 30, 2010, the audited financial statements contained in the Registration Statement were 16 months old. Please tell us the exact date(s) when the 100,000 Registered Securities were sold pursuant to the Registration Statement.

Response to Comment 1

Please be advised that the Company has informed us that the 100,000 shares of the Registered Securities sold under the Registration Statement were sold on or about October 16, 2009 and issued on or about October 21, 2009. Accordingly, the sale of the subject shares were made at a time when the Company’s financial statements were current. Please advise if you require any additional information in this regard or desire that the Company file an amendment to its Post Effective Amendment No. 1.

Thank you.

Very truly yours,
s/Anthony M. Collura
Anthony M. Collura
cc:
Moggle, Inc.